                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                               ARRIS GROUP, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  04269Q 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 8, 2002
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 04269Q 10 O                 13G                     PAGE 2 OF 5 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Cadant, Inc./36-4279373
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

        Not Applicable
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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        State of Delaware
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    Number of
                           5       Sole Voting Power

     Shares                        5,047,776 shares*
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0 shares
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        4,372,626 shares
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0 shares
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,047,776 shares*
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        CO
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* Includes (i) 525,000 shares being held in escrow until January 8, 2003 and
(ii) 150,150 shares being held by the Issuer, in each case pending satisfaction or resolution of indemnification obligations owned by the reporting person to the Issuer.




                                       2
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ITEM 1(a).     NAME OF ISSUER:

               Arris Group, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               11450 Technology Circle, Duluth, Georgia 30092

ITEM 2(a).     NAME OF PERSON FILING:

               Cadant, Inc.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               4343 Commerce Court, Lisle, Illinois 60532

ITEM 2(c).     CITIZENSHIP:

               Delaware

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.01 per share.

ITEM 2(e).     CUSIP NUMBER:

               04269Q 10 0

ITEM 3.        NOT APPLICABLE

ITEM 4.        OWNERSHIP.

               (a)  Amount beneficially owned:

                    5,047,776 shares*

               (b)  Percent of class:

                    6.3%

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote - 5,047,776*

                    (ii)  Shared power to vote or direct the vote - 0

                    (iii) Sole power to dispose or to direct the disposition of
                          - 4,372,626

                    (iv) Shared power to dispose or to direct the disposition of - 0

* Includes (i) 525,000 shares being held in escrow until January 8, 2003 and
(ii) 150,150 shares being held by the Issuer, in each case pending satisfaction or resolution of indemnification obligations owed by the reporting person to the Issuer.


                                       3
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ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not Applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable

ITEM 10.       CERTIFICATIONS

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purposes or effect.



                                       4
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     January 18, 2002
                                     ----------------
                                          (Date)

                                     /s/ Charles Walker
                                     ------------------
                                         (Signature)

                                       Charles Walker
                               ------------------------------
                               Title: Chief Operating Officer

















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